UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Disposal of Treasury Shares

On June 10, 2021, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s disposal of treasury shares for the purpose of allotting shares as compensation to its outside directors.

1. Number of Treasury Shares to be Disposed		Common shares	500
		Preferred shares	—
2. Price of the Treasury Shares to be Disposed (Won)		Common shares	327,500
		Preferred shares	—
3. Estimated Aggregate Disposal Value (Won)		Common shares	163,750,000
		Preferred shares	—
4. Disposal Period		From	June 11, 2021
		To	June 24, 2021
5. Purpose of Disposal			Allotment of shares as compensation to the Company’s outside directors
6. Method of Disposal			Over-the-counter
7. Investment Brokerage Agent			Hana Financial Investment Co., Ltd.
8. Treasury Shares Held Before Disposal	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	900,000	Percentage of shares (%)	1.25
		Preferred shares	—	Percentage of shares (%)	—
	Other Acquisition	Common shares	—	Percentage of shares (%)	—
		Preferred shares	—	Percentage of shares (%)	—
9. Date of Resolution by the Board of Directors			June 10, 2021
- Attendance of Outside Directors			Present: 5; Absent: 0
- Attendance of Auditors (Audit Committee Members who are not Outside Directors)			—
10. Maximum Daily Sale Order		Common shares	—
		Preferred shares	—

11. Other Matters Relating to an Investment Decision

-	Items 2 and 3 above are based on the closing price on June 9, 2021, the day before the date of the resolution by the board of directors.
-	The price and aggregate value of the treasury shares to be disposed may change as of the actual date of disposal.
-

In connection with the method of disposal under Item 6 above, the disposal will be implemented by the transfer of shares from the Company’s securities account for treasury shares to the securities account of each outside director to whom the shares are allotted.

[Treasury Shares Held Prior to Decision on Disposal of Treasury Shares]

(Unit: shares)

Method of acquisition			Type of shares	Beginning	Change			End	Notes
					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	7,609,263	—	120,990	7,488,273	0	—
			Preferred shares	—	—	—	—	—	—
		Over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	7,609,263	—	120,990	7,488,273	0	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	1,809,295	288,000	2,097,295	—	0	—
			Preferred shares	—	—	—	—	—	—
		Held by Company	Common shares	—	2,097,295	—	1,197,295	900,000	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	1,809,295	2,385,295	2,097,295	1,197,295	900,000	—
			Preferred shares	—	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
Total (a+b+c)			Common shares	9,418,558	2,385,295	2,218,285	8,685,568	900,000	—
			Preferred shares	—	—	—	—	—	—

(1)

Represents the number of treasury shares that were returned by SK Securities Co., Ltd. (“SK Securities”) to the Company following the termination of a certain share repurchase agreement by and between the Company and SK Securities on April 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By: /s/ Joongsuk Oh
(Signature)
Name:	Joongsuk Oh
Title:	Senior Vice President

Date: June 10, 2021